Exhibit 12.1

WADDELL & REED FINANCIAL, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	Nine Months
	Ended	Year Ended
	September 30,	December 31,
	2008	2007	2006	2005	2004	2003
Earnings:
Income from continuing operations before provision for income taxes	$153,100	$199,160	$89,200	$95,950	$158,210	$84,934
Fixed charges	13,902	18,158	18,379	20,323	16,403	15,801

Total earnings	$167,002	$217,318	$107,579	$116,273	$174,613	$100,735

Fixed Charges:
Interest expense	$8,944	$11,924	$12,227	$14,278	$10,724	$9,759
Portion of rentals representative of interest factor	4,958	6,234	6,152	6,045	5,679	6,042

Total fixed charges	$13,902	$18,158	$18,379	$20,323	$16,403	$15,801

Ratio of earnings to fixed charges	12.01	11.97	5.85	5.72	10.65	6.38